Exhibit 99.1

MAGELLAN PETROLEUM CORPORATION ANNOUNCES THIRD QUARTER RESULTS

Portland, Maine, May 12, 2010 — Magellan Petroleum Corporation (the “Company”) (NASDAQ: MPET) (ASX: MGN) reported consolidated net income of $1.2 million ($.02 per share) on gross revenues of $5.1 million for its fiscal third quarter ended March 31, 2010, as compared to net income of $391,000 ($.01 per share) on revenues of $5.5 million in last year’s third quarter. Working capital was $39.8 million at March 31, 2010, an increase of $2.6 million from June 30, 2009 (fiscal year end).

For the nine-month period ended March 31, 2010, the Company reported net income of $1.5 million ($.03 per share) on $23.7 million in revenues, compared to net income of $1.4 million ($.03 per share) on revenues of $21.1 million in the prior period last year.

Also during the quarter, the Company reported a non-cash charge of $1.9 million related to the increase in the value of the warrants issued to Young Energy Prize S.A. (YEP).This revaluation will no longer be required due to a recent amendment to the warrant agreement.

Magellan’s President and Chief Executive Officer, William H. Hastings said. “Results for the third fiscal quarter reflect stronger energy prices, a $5.7 million gain from the sale of the Nockatunga assets and added personnel and asset base in Montana. This is offset by a 62% volume reduction of gas revenue as Power and Water (“PWC”) began reducing natural gas takes at Mereenie and by non-cash revaluation charges that did not occur in Q3 2009. We continue to work toward new sales agreements in Australia although the Blacktip field is now operational. We also incurred expenses associated with the purchase and or consolidation of interests in Montana and offshore Australia”.

Operating income for this fiscal quarter was $4.2 million versus a loss of $966,000 in the same period in 2009. Operating Income for the nine months ended March 31, 2010 was $5.4 million versus $1.2 million for the same period last year. The differences are largely attributable to the sale of underperforming assets.

We are continuing with our work to transform Magellan. In late March, we entered into an agreement to purchase a 40% working interest in the Evans Shoal field, offshore Australia which is a milestone for the Company. The field is well-suited for the Pacific Methanol trade, and because of relatively shallow water, is a lower-cost development option than some of the competing fields.

In Montana, Magellan has recently consolidated its ownership interests in the Poplar Dome area with a view toward new development.

Recent activity and initiatives to-date are summarized here:

•

As mentioned, we agreed to purchase a significant interest in an already discovered, world-class Evans Shoal natural gas field, offshore Australia. On March 25, 2010, MPAL executed an agreement with Santos Limited (Santos) to purchase Santos’ 40% interest in the Evans Shoal natural gas field (NT/P48), located in the Bonaparte Basin offshore Northern Australia. Under the agreement, Magellan is obligated to pay Santos time-staged cash consideration equal to Australian $100 million (U.S. $91 million equivalent) for its interest in Evans Shoal. Magellan is also required to pay additional contingent payments to Santos of Australian $50 million (U.S.$45.5 million) upon a favorable partner vote on any final investment decision to develop Evans Shoal and Australian $50 million (US$45.5 million) upon first stabilized gas production from NT/P 48. Closing and completion of the purchase is subject to regulatory and other approvals and is expected to occur in the second half of calendar 2010.

•

A consolidation of interests at the East Poplar Unit and the Northwest Poplar fields in Roosevelt Co., Montana was completed. Magellan entered into a Purchase and Sale Agreement with Hunter Energy LLC under which Magellan purchased Hunter’s 25.05% average working interests in those Montana fields. We also purchased 1.25% of Nautilus Technical Group’s working interest. Magellan, itself and through its subsidiaries, now owns an 83.7% average working interest there.

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Initial results of expense reduction efforts at Mereenie and Palm Valley became apparent. Operating changes at the field are active and the Field Operator is examining the sale of its interest. We are monitoring progress there and looking toward focusing on development over the western two-thirds of the field that is currently not producing.

•

Natural gas takes at Mereenie were significantly reduced in the third fiscal quarter and will remain similar in the fourth fiscal quarter subject to exhaustive efforts described below on a new Sales Agreement. Under the provisions of the MSA4 Sales Agreement, given the low take levels, the Mereenie Producers have advised PWC that pursuant to the terms of the Agreement, Mereenie Producer obligations to PWC under the current MSA4 Agreement will cease effective on September 5, 2010. Further discussions on a new agreement, through intermediaries, with the Northern Territories Government continue. Mereenie Producers have had and continue to have the ability to provide surety of supply to the city of Darwin and its environs.

We will continue efforts to secure new gas sales agreements for our onshore fields. This process is important. We have had success with a follow-on agreement for Palm Valley post-2012 and are receiving feedback that a new agreement for Mereenie may be possible soon subject to further discussions in May.

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In March, Magellan accepted an offer from the Commonwealth – Northern Territory Offshore Petroleum Joint Authority for the grant of an exploration permit for petroleum over Area NT09-1 offshore Northern Territory. The area is located 220 kilometers (137 miles) northwest of Darwin. The permit covers 6,305 square kilometers (2,434 square miles). It is seen as a good fit with Magellan’s stated gas development strategy. We believe an important structural closure exists within this license area and are anxious to initiate a technical work program to study the area’s potential. Commercially, any gas that can be found in NT09-1 will yield incremental economics for development through Evans Shoal and will offset our neighbors at Caldita to the north.

•

In Montana, we will begin work with an intermediary to farm-out a share of our 23,000 ac. Bakken position within the Poplar fields. There has been strong external interest in a farm-in program. This work is now ongoing and we expect to report results within the next three months. We also plan to drill at least two targeted development wells (North American summer 2010) to test wettability development strategies for the Tyler and Nisku oil formations. We will also gain benefit from these wells by testing all of the producing formations on the way to the deeper Nisku formation for reservoir quality, producing capacity given new drilling technology, and for other pertinent reservoir data.

We will also conclude Single Well Tracer tests for residual oil saturation within the Mississipian Charles formation(s). This will allow us to determine the applicability of tertiary oil recovery strategies – including, but not limited to, carbon dioxide flooding. Furthermore, we will initiate work on a shallow natural gas development program involving a large industrial buyer wishing to restart operations in Canada.

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In the United Kingdom we will initiate and complete the first of a two-well drilling program at the Markwells Wood 1. The Markwells Wood well offsets a producing oil field (Horndean) which has/is producing in excess of its material balance. Northern Petroleum, operator of PEDL 126 in the Weald Basin of Southern England, has issued a written advisory stating that it intends to spud the Markwells Wood exploration well, onshore United Kingdom, in June 2010. To achieve cost efficiencies, the intent is to drill Markwells Wood -1 in PEDL 126 and the Havant-1 on a prospect in PEDL 155 & PEDL 256 as a sequential drilling operation. Unfortunately construction of the Havant drill site, which commenced in late 2009, has been impacted by one of the worst winters in over a hundred years in the U.K., causing delays to previous intentions for the drilling program. Drilling progress is expected this summer.

The following is a discussion of the financial results for the three and nine months ended March 31, 2010.

Quarter Ended March 31, 2010

Oil revenue increased 14% to $1.9 million in 2010 from $1.7 million in 2009. This increase was primarily due to the October 15, 2009 acquisition of Nautilus, a 21% net increase in average price per barrel in Australia and the 36% increase in the average exchange rate. These increases were partially offset by the sale of the Nockatunga assets.

Gas revenue decreased to $2 million in 2010 from $3.3 million in 2009. Gas sales by volume were down 62% compared to 2009 due to natural declines and significantly reduced sales to PWC, partially offset by the 16% net increase in the average price per mcf and the 36% increase in the average exchange rate. PWC’s most recent advisory to the Mereenie Producers (Magellan and Santos) states that Mereenie gas is no longer required after September 2010. Unless MPAL is able to sell uncontracted gas, including reasonable endeavors gas not taken by PWC, its revenues will continue to decline substantially and future gas sales will continue to be materially lower.

Investment and other income increased primarily due to the 36% increase in the average exchange rate, partially offset by a decrease in interest income.

Exploration and dry hole costs decreased to $225,000 from $1,386,000 in 2009. This decrease was primarily due to prior year seismic data costs of $1,200,000 related to the Nockatunga fields not incurred in the current year, partially offset by the 36% increase in the average exchange rate.

Salaries and employee benefits increased to $1.3 million in 2010 from $386,000 in 2009. This increase was due to non cash expenses related to employee stock options ($571,000), the addition of new personnel at MPC ($98,000), the Nautilus acquisition ($76,000) and the 36% increase in the average exchange rate, partially offset by a decrease at MPAL due to a lower headcount.

Depletion, depreciation and amortization decreased in 2010 to $704,000 from $1.1 million in 2009. The decrease was due to lower depletable costs mostly due to the MPAL Cooper Basin asset sale, partially offset by the 36% increase in the average exchange rate.

Auditing, accounting and legal costs decreased to $387,000 in 2010 from $602,000 in 2009 due mostly to 2009 legal fees of $256,000 related to the YEP transactions and the warrant agreement, partially offset by current year legal costs associated with the Nautilus acquisition, purchase valuation consulting fees and the 36% increase in the average exchange rate.

Other administrative expenses increased to $1.9 million in 2010 from $776,000 in 2009 due primarily to the foreign exchange rate on U.S. dollar cash held by MPAL ($419,000), increased directors’ fees including the addition of two new directors ($96,000), increased consulting costs ($371,000), increased travel costs ($131,000) and the 36 % increase in the average exchange rate.

(Gain) loss on the sale of assets increased in 2010 due to the $5.7 million gain recorded in the third quarter of 2010 on the sale of MPAL’s Cooper Basin assets.

Warrant expense relates to the increase in the fair value of the YEP warrants. These warrants did not exist in 2009.

Income tax provision increased due to an increase in income before taxes. Additionally, a decrease in the effective tax rate used to calculate the provision (benefit) for the nine months ended March 31, 2009 from the six months ended December 31, 2008 created a negative adjustment to the provision.

Nine Months Ended March 31, 2010

Oil revenue decreased 14% to $7.9 million in 2010 from $9.2 million in 2009. This decrease is due to a 27% net decrease in Australian production (due mostly to the sale of the Nockatunga assets) and a 14% net decrease in price per barrel in Australia, partially offset by the Nautilus acquisition and the 19% increase in the average exchange rate.

Gas revenue increased to $13 million in 2010 from $10.6 million in 2009. This was due to a 57% net increase in price per mcf and the 19% increase in the average exchange rate, partially offset by the net 31% decrease in volume caused by natural declines and significantly reduced sales to PWC. PWC’s most recent advisory to the Mereenie Producers (Magellan and Santos) states that Mereenie gas is no longer required after September 2010. Unless MPAL is able to sell uncontracted gas, including reasonable endeavors gas not taken by PWC, its revenues will continue to decline substantially and future gas sales will continue to be materially lower.

Investment income increased to $2.8 million in 2010 from $1.4 million in 2009 primarily as a result of a $2.1 million realized gain on the sale of available-for-sale securities and the 19% increase in the average exchange rate, partially offset by a decrease in interest income.

Production costs increased to $7.2 million in 2010 from $6.2 million in 2009, due primarily to the Nautilus acquisition ($884,000) and the 19% increase the average exchange rate described below partially offset by the sale of the Cooper Basin assets.

Exploration and dry hole costs decreased to $882,000 in 2010 from $2.7 million in 2009. This decrease was primarily due to a prior year’s costs of $321,000 related to the write down of the value of U.K. exploration licenses and seismic data costs of $1.2 million not incurred in the current year, partially offset by the 19% increase in the average exchange rate.

Salaries and employee benefits increased to $4.0 million in 2010 from $1.2 million in 2009. This increase is due mostly to the payment of employee termination costs ($993,000) at MPAL, non cash expense related to employee stock options ($1,187,000), the addition of new personnel at MPC ($375,000), the acquisition of Nautilus ($160,000) and the 19% increase in the average exchange rate.

Depletion, depreciation and amortization decreased in 2010 to $3.4 million from $5.7 million in 2009. The decrease is due primarily to lower depletable costs related to the Cooper Basin asset sales partially offset by the 19% increase in the average exchange rate and the acquisition of Nautilus.

Auditing, accounting and legal services decreased in 2010 to $1.2 million from $1.3 million in 2009 due mostly to 2009 legal fees of $256,000 related to the YEP transactions and the warrant agreement, partially offset by current year legal costs associated with the Nautilus acquisition, purchase valuation consulting and the 19% increase in the average exchange rate.

Accretion expense increased to $546,000 in 2010 from $396,000 in 2009 primarily due to the 19% increase in the average exchange rate and the acquisition of Nautilus.

(Gain) loss on the sale of assets increased due to the $6.8 million gain recorded on the sale of MPAL’S Cooper Basin assets in 2010.

Impairment loss increased in 2010 due to the impairment loss recorded on MPAL’s Udacha assets.

Other administrative expenses increased to $6 million in 2010 from $2.1 million in 2009 due to the foreign exchange rate on U.S. dollar cash held by MPAL ($1,671,000), costs relating to the July 2009 closing of the YEP equity investment ($440,000), increased travel costs ($348,000), increased directors’ fees including the addition of two new directors ($257,000), increased office rent ($211,000), increased consulting costs ($313,000), and the 19% increase in the average exchange rate.

Warrant expense relates to the increase in the fair value of the YEP warrants at March 31, 2010. These warrants did not exist in 2009.

Income tax provision increased primarily due to an increase in income before income taxes compared to the same period last year.

Gas Contract

MPAL’s major customer, Gasgo Pty. Ltd., a subsidiary of Power and Water Corporation (“PWC”) of the Northern Territory has contracted with Eni Australia for the supply of PWC’s Northern Territory gas demand requirement for twenty five years. Natural gas takes at Mereenie were significantly reduced in the third fiscal quarter and will remain similar in the fourth fiscal quarter subject to exhaustive efforts on a new Sales Agreement. Under the provisions of the MSA4 Sales Agreement, given the low take levels, the Mereenie Producers have advised PWC that pursuant to the terms of the Agreement, Mereenie Producer obligations to PWC under the current MSA4 Agreement will cease effective on September 5, 2010. Further discussions on a new Agreement, through intermediaries, with the Northern Territories Government continue. Mereenie Producers have had and continue to have the ability to provide surety of supply to the city of Darwin and its environs.

We will continue efforts to secure new gas sales agreements for our onshore fields. This process is important. We have had success with a follow-on Agreement for Palm Valley post-2012 and are receiving feedback that a new Agreement for Mereenie may be possible soon subject to further discussions in May.

However, unless MPAL is able to sell uncontracted gas, its future revenues will continue to be substantially reduced. Mereenie gas sales were approximately $11 million (net of royalties) or 87% of total gas sales for the nine months ended March 31, 2010.

Forward Looking Statements

Statements in this press release which are not historical in nature are intended to be, and are hereby identified as, forward looking statements for purposes of the “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995. The Company cautions readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements. Among these risks and uncertainties are pricing and production levels from the properties in which the Company has interests and the extent of the recoverable reserves at those properties and profitable integration of acquired businesses, including Nautilus Poplar LLC, into the company’s operations. In addition, the Company has a large number of exploration permits and faces the risk that any wells drilled may fail to encounter hydrocarbons in commercially recoverable quantities. The Company undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

Comparative, consolidated results for the three and nine month periods are shown in the following consolidated statements of operations:

Contact: William H. Hastings, President and CEO of Magellan, (207) 619-8501

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MAGELLAN PETROLEUM CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	THREE MONTHS ENDED MARCH 31,		NINE MONTHS ENDED MARCH 31,
	2010	2009	2010	2009
REVENUES:
Oil sales	$1,947,505	$1,707,287	$7,890,129	$9,184,879
Gas sales	2,024,487	3,291,615	12,985,167	10,600,544
Other production related revenues	1,164,953	523,611	2,856,704	1,348,058

Total revenues	5,136,945	5,522,513	23,732,000	21,133,481

COSTS AND EXPENSES:
Production costs	1,823,303	1,951,335	7,243,205	6,218,141
Exploration and dry hole costs	225,204	1,385,552	882,260	2,652,929
Salaries and employee benefits	1,281,819	386,450	4,032,120	1,200,435
Depletion, depreciation and amortization	704,428	1,130,134	3,351,564	5,691,415
Auditing, accounting and legal services	387,260	602,058	1,164,334	1,291,857
Accretion expense	161,828	118,206	546,179	396,482
Shareholder communications	77,951	138,414	380,125	351,586
Other administrative expenses	1,953,959	776,278	5,976,356	2,069,528
(Gain) loss on sale of assets	(5,693,784)	211	(6,828,059)	12,072
Impairment loss	—	—	1,604,417	—

Total costs and expenses	921,968	6,488,638	18,352,501	19,884,445

Operating income (loss)	4,214,977	(966,125)	5,379,499	1,249,036
Warrant expense	(1,897,753)	—	(4,276,472)	—
Investment and other income	327,187	273,641	2,862,118	1,362,185

Income (loss) before income taxes	2,644,411	(692,484)	3,965,145	2,611,221
Income tax (provision) benefit	(1,463,723)	1,083,101	(2,485,529)	(1,237,487)

Net income	1,180,688	390,617	1,479,616	1,373,734
Less net income attributable to non-controlling interest in subsidiaries	(18,243)	—	(21,880)	—

Net income attributable to Magellan Petroleum Corporation	$1,162,445	$390,617	$1,457,736	$1,373,734

Average number of shares outstanding
Basic	51,989,866	41,500,325	51,100,029	41,500,325

Diluted	54,464,150	41,500,325	52,442,981	41,500,325

Net Income per basic and dilutive share attributable to Magellan Petroleum Corporation common shareholders	$0.02	$0.01	$0.03	$0.03